Exhibit 99.3

STONECO LTD.
4TH FLOOR, HARBOUR PLACE
103 SOUTH CHURCH STREET
GRAND CAYMAN KY1-1002
CAYMAN ISLANDS

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V40574-P10291 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

STONECO LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 8	**For**	**Against**	**Abstain**
1. APPROVAL AND RATIFICATION OF THE COMPANY'S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023	☐	☐	☐
2. APPROVAL OF THE REELECTION OF LUCIANA IBIAPINA LIRA AGUIAR AS A DIRECTOR	☐	☐	☐
3. APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ AS A DIRECTOR	☐	☐	☐
4. APPROVAL OF THE REELECTION OF MAURICIO LUIS LUCHETTI AS A DIRECTOR	☐	☐	☐
5. APPROVAL OF THE REELECTION OF THIAGO DOS SANTOS PIAU AS A DIRECTOR	☐	☐	☐
6. APPROVAL OF THE REELECTION OF SILVIO JOSÉ MORAIS AS A DIRECTOR	☐	☐	☐
7. APPROVAL OF THE ELECTION OF GILBERTO CALDART AS A DIRECTOR	☐	☐	☐
8. APPROVAL OF THE ELECTION OF JOSÉ ALEXANDRE SCHEINKMAN AS A DIRECTOR	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, it will be considered that the shareholders will be voted in favor of the proposal.**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Proxy Statement and Annual Report ar e available at www.proxyvote.com. V40575 - P10291 STONECO LTD. Proxy for Annual General Meeting of Shareholders on April 23, 2024 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Tatiana Malamud, or failing her, the duly appointed chairman of the Annual General Meeting of StoneCo Ltd . , each with full power to act alone, as proxies to vote all the common shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of StoneCo Ltd . , to be held at 11 : 00 a . m . Cayman Islands Time on April 23 , 2024 , at the offices of StoneCo, located at Block 12 D Parcel 33 and 95 , 18 Forum Lane, Camana Bay, Grand Cayman KY 1 - 1002 , Cayman Islands, and at any adjournments or postponements thereof . (Continued and to be signed on the reverse side)